Zanett, Inc.
635 Madison Avenue, 15th Floor
New York, New York 10022
212-583-0300

October 1, 2007

VIA EDGAR
Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Michael McTiernan

Re:	Zanett, Inc.
Post-Effective Amendment No. 1 on Form SB-2
to Registration Statement on Form S-2
SEC File Number: 333-120524

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Zanett, Inc. (the "Company") hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 on Form SB-2 to Registration Statement on Form S-2, File No. 333-120524, filed on February 10, 2006 (the “Amendment”). For the sake of clarity, the Company is making no request with respect to the Registration Statement on Form S-2 filed on November 15, 2004, File No. 333-120524 (the “Registration Statement”), or any amendments or supplements thereto (including, without limitation, Post-Effective Amendment No. 2 on Form S-1 to the Registration Statement, filed on July 17, 2007), other than the Amendment.

The Company requests the withdrawal of the amendment due to the fact that the subsequent filing of the Company’s Annual Report on Form 10-KSB before the Amendment’s effectiveness resulted in stale financial statements requiring an additional amendment to the Registration Statement. No securities were sold in connection with the Amendment.

If you have any questions concerning this request for withdrawal, please contact Kathryn Pytlewski at (215) 988-3326.

Respectfully submitted,

ZANETT, INC.

By:	/s/ Dennis Harkins
Dennis Harkins
Chief Financial Officer